                                                   -----------------------------
                        UNITED STATES                     OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION     -----------------------------
                   WASHINGTON, D.C. 20549            OMB Number        3235-0145
                                                     Expires:  October 31, 2002
                                                     Estimated average burden
                                                     hours to perform .....14.90
                                                   -----------------------------


                                  SCHEDULE 13G

                                 (RULE 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                               TRANSGENOMIC, INC.
                         -----------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
               ------------------------------------------------
                         (Title of Class of Securities)


                                  89365K 20 6
                             ---------------------
                                 (CUSIP Number)


                                 JULY 21, 2000
             ------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (03-00)       (continues on following pages)        (Page 1 of 7 Pages)

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--------------------------------                 -------------------------------

   CUSIP NO.    89365K 20 6            13G                     PAGE 2 OF 7 PAGES

--------------------------------                 -------------------------------


--------------------------------------------------------------------------------
   (1)     Names of reporting persons.
           I.R.S. identification nos. of above persons (entities only).

                    COLLIN J. D'SILVA
--------------------------------------------------------------------------------
   (2)     Check the appropriate box if a member of a group          (a):/X/
           (SEE INSTRUCTIONS)                                        (b):/ /
--------------------------------------------------------------------------------
   (3)     SEC USE ONLY

--------------------------------------------------------------------------------
   (4)     Citizenship or place of organization
                    UNITED STATES
--------------------------------------------------------------------------------
        Number of            (5)    Sole voting power
          shares                             4,906,154(1)
                            ----------------------------------------------------
       beneficially          (6)    Shared voting power
                                             N/A
                            ----------------------------------------------------
      owned by each          (7)    Sole dispositive power
        reporting                            4,906,154(1)
                            ----------------------------------------------------
       person with:          (8)    Shared dispositive power
                                             N/A
--------------------------------------------------------------------------------
   (9)     Aggregate amount beneficially owned by each reporting person
                                               4,906,154(1)
--------------------------------------------------------------------------------
  (10) Check if the aggregate amount in row (9) excludes certain shares |_| (SEE Instructions)
                                               N/A
--------------------------------------------------------------------------------
  (11)     Percent of class represented by amount in row (9)
                                               23.1%(2)
--------------------------------------------------------------------------------
  (12)     Type of reporting person (SEE Instructions)
                                               IN
================================================================================
*The closing of the initial public offering of common stock of Transgenomic, Inc. took place on July 21, 2000, which is the event requiring the filing of this Schedule 13G.

(1) Includes (i) 1,400,000 shares owned by the Arthur P. D'Silva Trust, over which Collin J. D'Silva has sole investment and voting power in his capacity as the sole trustee, and (ii) 484,616 shares owned by D'Silva, LLC, over which Collin J. D'Silva has sole investment and voting power in his capacity as the managing member of D'Silva LLC.

(2) All percentages are calculated based on 21,205,566 shares of common stock outstanding as reported by Transgenomic, Inc. on its Amendment No. 1 to Form S-1 (Registration No. 333-51960) filed on January 10, 2001.

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--------------------------------                 -------------------------------

   CUSIP NO.    89365K 20 6            13G                     PAGE 3 OF 7 PAGES

--------------------------------                 -------------------------------


--------------------------------------------------------------------------------
   (1)     Names of reporting persons.
           I.R.S. identification nos. of above persons (entities only).

                    ARTHUR P. D'SILVA
--------------------------------------------------------------------------------
   (2)     Check the appropriate box if a member of a group            (a):/X/
           (SEE INSTRUCTIONS)                                          (b):/ /
--------------------------------------------------------------------------------
   (3)     SEC USE ONLY

--------------------------------------------------------------------------------
   (4)     Citizenship or place of organization
                    UNITED STATES
--------------------------------------------------------------------------------
      Number of              (5)    Sole voting power
        shares                           310,846
                            ----------------------------------------------------
     beneficially            (6)    Shared voting power
                                         783,000(1)
                            ----------------------------------------------------
     owned by each           (7)    Sole dispositive power
       reporting                         310,846
                            ----------------------------------------------------
      person with:           (8)    Shared dispositive power
                                         783,000(1)
--------------------------------------------------------------------------------
   (9)     Aggregate amount beneficially owned by each reporting person
                                               1,093,846
--------------------------------------------------------------------------------
  (10) Check if the aggregate amount in row (9) excludes certain shares / / (SEE Instructions)
                                               N/A
--------------------------------------------------------------------------------
  (11)     Percent of class represented by amount in row (9)
                                               5.2%
--------------------------------------------------------------------------------
  (12)     Type of reporting person (SEE Instructions)
                                               IN
==========-=====================================================================
(1) Consists of 783,000 shares held in the name of the Cecilia F. D'Silva Residuary Trust. Arthur P. D'Silva shares investment and voting power over these shares in his capacity as a co-trustee.

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--------------------------------                 -------------------------------

   CUSIP NO.    89365K 20 6            13G                     PAGE 4 OF 7 PAGES

--------------------------------                 -------------------------------






ITEM 1(a).  NAME OF ISSUER:   Transgenomic, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

       12325 Emmet Street
       Omaha, NE 68164

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

       (i) Collin J. D'Silva, individually and as trustee for the Arthur P. D'Silva Trust; and

       (ii) Arthur P. D'Silva, individually and as co-trustee for the Cecilia F. D'Silva Residuary Trust.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       (i) Collin J. D'Silva: Transgenomic, Inc., 12325 Emmet Street, Omaha, NE 68164; and

       (ii) Arthur P. D'Silva: c/o Collin J. D'Silva, Transgenomic, Inc., 12325 Emmet Street, Omaha, NE 68164

ITEM 2(c).  CITIZENSHIP: (i) United States and (ii) United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share

ITEM 2(e).  CUSIP NO.:  89365K 20 6

ITEM 3.     STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

            Not Applicable

(continues on following pages)

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   CUSIP NO.    89365K 20 6            13G                     PAGE 5 OF 7 PAGES

--------------------------------                 -------------------------------



ITEM 4.  OWNERSHIP

         The Following table sets forth the beneficial ownership of the common stock of Transgenomic, Inc. by each of the persons listed in Item 2(a) above. All percentages are calculated based on 21,205,566 shares of common stock outstanding as reported by Transgenomic, Inc. on its Amendment No. 1 to Form S-1 (Registration No. 333-51960) filed on January 10, 2001.

                                                                     Collin J. D'Silva      Arthur P. D'Silva
                                                                    -------------------    -------------------
(a)  Amount Beneficially Owned:                                          4,906,154              1,093,846
                                                                      ---------------         ------------
(b)  Percent of Class:                                                     23.1%                   5.2%
                                                                      ---------------         ------------
(c)  Number of shares as to which the person has:
     (i)  Sole power to vote or to direct the vote                       4,906,154               310,846
                                                                      ---------------         ------------
     (ii) Shared power to vote or to direct the vote                                             783,000
                                                                      ---------------         ------------
     (iii)Sole power to dispose or to direct the disposition of          4,906,154               310,846
                                                                      ---------------         ------------
     (iv) Shared power to dispose or to direct the disposition of                                783,000
                                                                      ---------------         ------------

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION.  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The Arthur P. D'Silva Trust owns 1,400,000 shares of common stock of Transgenomic, Inc., 6.6% of the outstanding common stock of the company, which trust is entitled to receive any dividends or distributions on, or proceeds from the sale of, such securities. The beneficiaries of the trust include Collin J. D'Silva and his two adult brothers, and none of the beneficiaries of the trust would be considered a beneficial owner of more than five percent of the class of securities solely by virtue of their interest in the trust. Collin J. D'Silva, as the sole trustee of the Arthur P. D'Silva Trust, has sole power to vote and dispose of the 1,400,000 shares owned by the trust, and such shares have been included in calculating the number of shares beneficially owned by Collin J. D'Silva.

--------------------------------                 -------------------------------

   CUSIP NO.    89365K 20 6            13G                     PAGE 6 OF 7 PAGES

--------------------------------                 -------------------------------



         D'Silva LLC owns 484,616 shares of common stock of Transgenomic, Inc., 2.3% of the outstanding common stock of the company, and is entitled to receive dividends or distributions on, or proceeds from the sale of, such securities. Collin J. D'Silva is the managing member of D'Silva LLC and, as such, has the sole power to vote and dispose of the 484,616 shares owned by D'Silva LLC, and such shares have been included in calculating the number of shares beneficially owned by Collin J. D'Silva.

         The Cecilia F. D'Silva Residuary Trust owns 783,000 shares of common stock of Transgenomic, Inc., 3.7% of the outstanding common stock of the company, which trust is entitled to receive any dividends or distributions on, or proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         SEE Exhibit 99(1) to this Schedule 13G

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable


                          (continues on following page)

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   CUSIP NO.    89365K 20 6            13G                     PAGE 7 OF 7 PAGES

--------------------------------                 -------------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 2001

                                    /s/ Collin J. D'Silva
                                    --------------------------------------------
                                    Collin J. D'Silva



                                    --------------------------------------------
                                    Arthur P. D'Silva*




*By Collin J. D'Silva as attorney-in-fact for
Arthur P. D'Silva pursuant to Power of Attorney attached to this Schedule 13G

/s/ Collin J. D'Silva
-----------------------------------------------------
Collin J. D'Silva, attorney-in-fact














ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  EXHIBIT INDEX

Exhibit 99(1)     Identification and Classification of Members of Group
-------------
Exhibit 99(2)     Joint Filing Agreement Under Rule 13d-1(k)
-------------
Exhibit 99(3)     Power of Attorney
-------------